Exhibit 1
[ON CAMUTO LETTERHEAD]
September 15, 2011
CONFIDENTIAL
The Board of Directors
of Bernard Chaus, Inc.
530 Seventh Avenue
New York, NY 10018
Ladies and Gentlemen:
Camuto Consulting Inc. (“Camuto”), a Connecticut corporation, is pleased to submit this Letter of Intent (this “Letter”) in connection with the proposed funding and completion of a going private transaction (the “Transaction”) involving Bernard Chaus, Inc. (“Chaus”).
The following paragraphs of this Letter reflect the terms and conditions relating to the proposed Transaction and the other matters discussed herein. This Letter is not intended to create or constitute any legally binding obligation among the parties, and no party shall have any liability to any other with respect to any provision hereof, except that, notwithstanding the prior sentence, the provisions of Paragraph 8 (Press Release), Paragraph 9 (Costs), Paragraph 10 (Applicable Law), Paragraph 11 (Expiration), and Paragraph 12 (Counterparts) shall be legal and enforceable agreements as between the signatories to this Letter.
1. Basic Transaction. The proposed Transaction will be structured as a single-step, long form merger under New York law (the “Merger”), whereby Chaus will be merged with and into a transaction-specific acquisition entity (“Newco”) formed and organized specifically for the purposes of the Merger. Newco shall be the surviving corporation following the Merger. The issued and outstanding equity of Newco following the Merger (the “Newco Shares”) will be held by Camuto (and/or one or more affiliates of Camuto), China Ting Group Holdings Ltd. (“China Ting”, and/or one or more affiliates of China Ting) and certain Chaus family members and trusts (such holders being collectively referred to herein as the “Newco Holders”). Upon completion of the Merger, all publicly-held shares of Chaus’ $.01 par value common stock (the “Public Shares”), other than those held by Camuto, China Ting and Chaus, shall be converted into the right to receive Merger Consideration (as defined below). China Ting, Camuto and Chaus will exchange their respective shares for Newco Shares in connection with the Merger. An important aspect of the structure of this transaction will be to preserve to the greatest extent possible the net operating losses of Chaus. Accordingly, the parties agree to work together to structure the Transaction to achieve this result.
2. Consideration to Holders of Public Shares. The consideration to be paid by Newco to holders of the Public Shares in connection with the Merger (excluding Camuto, China Ting and Chaus) will be $.13 per Public Share, in cash, for an aggregate merger consideration of approximately $1,253,623 (the “Merger Consideration”). An amount equal to the aggregate Merger Consideration will be contributed to Newco solely by Camuto prior to the Merger. As a result of the Merger, Camuto (and/or one or more of its affiliates) will own an aggregate of 41% of the outstanding Newco Shares.

3. Conversion of Accounts Receivable and Restructuring of Indebtedness.
(a) As a condition to Camuto’s obligation to complete the Transaction, China Ting and Chaus will enter into an agreement (the “AR Conversion Agreement”) whereby China Ting will convert certain accounts receivable of approximately $12,000,000, currently owing to it by Chaus, into a self amortizing multi-year loan obligation of Chaus (the “Loan”), re-payable by Chaus to China Ting on terms and conditions satisfactory to Chaus, China Ting and Camuto. The obligations of Chaus to China Ting in connection with the Loan shall be subordinate to all obligations of Chaus to its lender (“CIT”), under Chaus’s existing loan facility with CIT (the “CIT Facility”).
(b) In connection with the Transaction, CIT shall renew its existing facility with Chaus and such renewal will contain certain “favorable” modifications to the CIT Facility for the benefit of Chaus (the “CIT Restructuring”). The CIT Restructuring shall be on terms and conditions mutually satisfactory to Chaus, CIT and Camuto.
4. Regulatory Approval. The parties to the Transaction will be required to comply with all regulatory approval, notice and disclosure obligations necessary to be made to the U.S. Securities and Exchange Commission and any other applicable State, Federal or local regulatory body (collectively, the “Regulatory Authorities”) in connection with the Transaction including, without limitation, all required disclosures under Rule 13E-3 of the Securities Exchange Act, and related Schedules 13E-3, 14A, and 14C. It is anticipated that the outside directors of Chaus will retain an independent special committee to act solely on behalf of the unaffiliated holders of the Public Shares for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction.
5. Stockholders Agreement. As a further condition to Camuto’s obligation to the complete the Transaction, the Newco Holders will enter into a mutually acceptable Stockholders Agreement. The Stockholders Agreement will contain customary terms and provisions relating to, among other things, governance and transferability of shares, including (i) the establishment of a 4 person board of directors, 2 of whom shall be designated by Camuto and 2 of whom shall be designated by a majority of the stockholders of Chaus immediately preceding the Merger, where the board of directors shall be authorized to act in accordance with applicable State law, and (ii) a right of first refusal in favor of Camuto to purchase all NewCo Shares offered for sale by any stockholder of NewCo in order to permit Camuto to acquire fifty percent (50%) of the NewCo Shares, calculated on a fully-diluted basis.
6. Conditions Precedent. Completion of the Transaction shall be subject to, and contingent upon, the following conditions:
(a) approval of the Merger by the Board of Directors of Chaus;
(b) approval of the Merger by not less than 2/3 of the stockholders of Chaus;

(c) receipt and approval of a satisfactory fairness opinion addressing, among other things, “fair dealing” and “fair price” as each relates specifically to the Transaction;
(d) approval of the Transaction by the Boards of Directors of each of Camuto and China Ting;
(e) satisfaction of all applicable regulatory requirements customary for similar transactions, including the requirements set forth in Paragraph 4 above, and final approval of the Transaction by all required Regulatory Authorities;
(f) execution and delivery of the AR Conversion Agreement on terms acceptable and satisfactory to Chaus, China Ting and Camuto;
(g) completion of the CIT Restructuring on terms acceptable and satisfactory to Chaus, CIT and Camuto;
(h) execution and delivery of the Stockholders Agreement;
(i) execution and delivery of the Definitive Agreements (as defined below);
(j) completion of all required due diligence; and
(k) simultaneous completion of all parts of the Transaction.
7. Definitive Agreement. In the event that all required board and regulatory approvals are obtained, the parties will work in good faith to negotiate and complete a definitive Merger Agreement, merger proxy materials, Stockholders Agreement and all other documents required to consummate the Transaction (the “Definitive Agreements”). In addition to the specific provisions set forth in this Letter, the Definitive Agreements shall contain terms, conditions, covenants and other agreements common and customary in going private transactions. The parties agree to act in good faith and use all commercially reasonable efforts to complete the Transaction as promptly as possible. In addition, NewCo shall negotiate in good faith an employment agreement with Ariel Chaus pursuant to which Mr. Chaus shall serve as Chief Executive Officer of NewCo.
8. Press Release. Promptly after the execution and delivery of this Letter by all parties, the parties shall issue a press release in a form approved in advance by each of Chaus, China Ting and Camuto. Thereafter, except as may be required by applicable law or securities exchange rules or regulations, neither party shall, and each party shall cause their respective affiliates and representatives not to, issue or cause the publication of any press release or other announcement with respect to the Transaction without the consent of the other parties hereto.

9. Costs. Each of Camuto, China Ting and Chaus shall be responsible for and bear all of their own costs and expenses (including any broker’s or finder’s fees), including expenses of their respective attorneys, accountants, and other representatives and agents, incurred at any time in connection with pursuing or completing the Transaction.
10. Applicable Law. Unless otherwise specifically stated, this Letter, the Definitive Agreements and all other related documents contemplated hereby or thereby shall be governed by and construed in accordance with the laws of the State of New York without regard to its conflicts of laws rules.
11. Expiration. The proposals set forth herein will terminate at 5:00 p.m., New York time, on September 22, 2011, unless this Letter is executed by Chaus and delivered to Camuto prior to such time.
12. Counterparts. This Letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Letter and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Letter and of signature pages by facsimile or other electronic transmission shall constitute effective execution and delivery of this Letter as to the parties and may be used in lieu of the original Letter for all purposes.

CAMUTO CONSULTING INC.
By:	/s/ Jeffrey Howald
	Name:	Jeffrey Howald
	Title:	Chief Financial Officer
Agreed to this       day of September, 2011

BERNARD CHAUS, INC.

By:

Name:
Title: